PROSPECTUS Dated March 26, 1998                   Pricing Supplement No. 34 to
PROSPECTUS SUPPLEMENT                     Registration Statement No. 333-46935
Dated April 6, 1998                                        Dated July 21, 1998
                                                                Rule 424(b)(3)

                     Morgan Stanley Dean Witter & Co.
                    GLOBAL MEDIUM-TERM NOTES, SERIES D
                  Euro Floating Rate Senior Bearer Notes
              REset Put Securities due 2011 (the "REPS[SM]")

               The REset Put Securities due 2011 (Euro Floating Rate Senior Bearer Notes) (the "REPS[SM]") of Morgan Stanley Dean Witter & Co. (the "Company") are further described under "Description of Notes--Floating Rate Notes" in the accompanying Prospectus Supplement, subject to and as modified by the Coupon Reset Process and other provisions described below.

               The REPS will be redeemable in whole, but not in part, at the option of the Company or its assignee (the "Callholder") upon not less than 15 Business Days notice on August 3, 2001 (the "Coupon Reset Date"). Whether by operation of the Call Option or the Put Option as described below, holders of the REPS prior to the Coupon Reset Date will be required to tender their REPS on such date.

               The REPS will be issued only in bearer form, which form is further described under "Description of the Notes--Forms, Denominations, Exchange and Transfer" in the accompanying Prospectus Supplement. REPS in bearer form will not be exchangeable at any time for REPS in registered form at the option of the holder.

               Application has been made to the London Stock Exchange Limited (the "London Stock Exchange") for the REPS to be admitted on the Official List. The REPS constitute longer term debt securities issued in accordance with regulations made under section 4 of the Banking Act 1987.


Principal Amount:        Pound Sterling 200,000,000

Maturity Date:           August 3, 2011. See "Other Provisions --
                         Call Option" " -- Put Option" below.

Date of Issuance and
  Settlement Date:       August 3, 1998

Interest Accrual Date:   August 3, 1998

Issue Price:             99.946%
                         See "Plan of Distribution" below.

Specified Currency:      Sterling ("pound")

Redemption Date:         Redeemable in whole, but not in part, at the
                         option of the Callholder upon not less than 15
                         Business Days notice on the Coupon Reset Date.
                         See "Other Provisions -- Call Option" below.

Redemption Price:        100.00%

Annual Redemption
  Percentage Reduction:  N/A

Total Amount of OID:     N/A

Original Yield to
  Maturity:              N/A

Initial Accrual Period
  OID:                   N/A

Base Rate:               LIBOR (on an actual/365 (fixed) day count basis) to
                         but excluding the Coupon Reset Date.  See "Other
                         Provisions" below.

Index Maturity:          3 Month

Index Currency:          Sterling

Spread (plus or minus):  Plus 0.15% per annum.

Spread Multiplier:       N/A

Alternate Rate Spread
  Event:                 N/A

Interest Rate:           From and including the Date of Issuance
                         to but excluding the Coupon Reset Date: 3 month
                         Sterling LIBOR, plus the Spread. From and including the Coupon Reset Date to but excluding the Maturity Date: the Coupon Reset Rate, as described in "Other Provisions -- Coupon Reset
                         Process" below and subject to the exercise of the Call Option and payment of the Call Price, as described in "Other Provisions -- Call Option" below.

                                                      (continued on next page)

Capitalized terms not defined above have the meanings given to such terms in the accompanying Prospectus Supplement.

                        MORGAN STANLEY DEAN WITTER

ABN AMRO
               BARCLAYS CAPITAL
                                     GREENWICH NATWEST
                                                            SOCIETE GENERALE


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "PLAN OF DISTRIBUTION" HEREIN AND IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS.


Initial Interest Reset
  Date:                  November 3, 1998

Interest Reset Dates:    Each Interest Payment Date from and including
                         November 3, 1998 to and including the Coupon Reset
                         Date.

Interest Reset Period:   The period from and including an Interest Reset
                         Date to but excluding the immediately succeeding
                         Interest Reset Date.

Interest Determination
  Dates: Each Interest Reset Date to but excluding the Coupon Reset Date. See "Other Provisions" below.

Interest Payment Dates:  Each February 3, May 3, August 3 and November 3,
                         commencing November 3, 1998 to and including the Coupon Reset Date; provided that if any such date is not a Business Day, such Interest Payment Date will be the next succeeding day that is a Business Day, unless such succeeding Business Day falls in the next succeeding calendar month, in which case such Interest Payment Date will be the immediately preceding day that is a Business Day.

                         From and excluding the Coupon Reset Date: each August 3; provided, that if, during any period on or after the Coupon Reset Date, an Interest Payment Date would fall on a day that is not a Business Day, payment of interest or principal otherwise payable on such date need not be made on such date, but may be made on the next succeeding Business Day, and no interest on such payment shall accrue for the period from and after the Interest Payment Date to such next succeeding Business Day.

Coupon Reset Date:       August 3, 2001; provided that if any such date is
                         not a Business Day, the Coupon Reset Date will be the next succeeding day that is a Business Day, unless such succeeding Business Day falls in the next succeeding calendar month, in which case the Coupon Reset Date will be the immediately preceding day that is a Business Day.

Interest Payment Period: Quarterly through the Coupon Reset Date, then annually.

Reporting Service:       Telerate 3750

Optional Repayment
      Date(s):           See "Other Provisions -- Put Option" below.

Minimum
  Denominations:         Pound Sterling 100,000

Calculation Agent:       ABN AMRO Bank N.V. (London Branch)

Principal Paying Agent:  The Chase Manhattan Bank (London Branch)

Exchange Rate Agent:     Morgan Stanley & Co. International Limited ("MSIL")

Common Code:             8947821

ISIN:                    XS0089478217

Business Days:           London, New York

                                                      (continued on next page)


OTHER PROVISIONS:

               Call Option: Upon notice as described below (the "Call Notice"), the Callholder may call the REPS, in whole but not in part (the "Call Option"), on the Coupon Reset Date, at a price equal to 100% of the principal amount thereof (the "Call Price"). The Callholder (if other than the Company) will not be obligated to pay accrued but unpaid interest to but excluding the Coupon Reset Date. Such interest will be paid by the Company on the Coupon Reset Date to the holders of the REPS. The Call Notice shall be given to the Trustee (with a copy to the Principal Paying Agent), in writing, prior to 4:00 p.m., London time (11:00 a.m., New York time), no later than 15 Business Days prior to the Coupon Reset Date. The Call Notice may be revoked by the Callholder at any time prior to 2:00 p.m., London time (9:00 a.m., New York time), on the Business Day prior to the Coupon Reset Date.

               If the Callholder exercises its rights under the Call Option, unless terminated in accordance with its terms, then (i) not later than 2:00 p.m., London time, on the Business Day prior to the Coupon Reset Date, the Callholder will deliver the Call Price in immediately available funds to the Principal Paying Agent for payment of the Call Price on the Coupon Reset Date and (ii) the holders of REPS will be required to deliver and will be deemed to have delivered the REPS to the Callholder against payment of the Call Price thereof on the Coupon Reset Date through the facilities of a common depositary (the "Depositary") for the Euroclear Operator and Cedel Bank. No holder of any REPS or any interest therein will have any right or claim against the Callholder as a result of the Callholder's decision whether or not to exercise the Call Option or performance or nonperformance of its obligations with respect thereto or against the Callholder with respect to any failure by the Company to pay the interest above on the Coupon Reset Date or any other date.

               Except as otherwise specified in clause (i) below, the Call Option will automatically and immediately terminate, no payment will be due thereunder from the Callholder and the Coupon Reset Process will terminate, if any of the following occurs: (i) an Event of Default occurs under Section 5.1 clauses (a), (b), (c), (f), (g) or (h) of the Senior Indenture (in such event, termination is at the Callholder's option) or under Section 5.1 clauses (d) or
(e) of the Senior Indenture (in such event, termination is automatic); (ii) the Callholder fails to deliver the Call Notice to the Trustee prior to 4:00 p.m., London time (11:00 a.m., New York time), on the fifteenth Business Day prior to the Coupon Reset Date or revokes the Call Notice as aforesaid; (iii) on the Bid Date, fewer than two Dealers submit timely Bids (each as defined below) substantially as provided below; or (iv) the Callholder fails to pay the Call Price by 2:00 p.m., London time, on the Business Day prior to the Coupon Reset Date. See "Other Provisions -- Coupon Reset Process" below.

               Upon any termination of the Call Option (as set forth above), notice of such termination will be promptly given in writing to the Trustee by the Callholder (with respect to clause (ii) or (iv) above), by the Calculation Agent (with respect to clause (iii) above) or by the Company (with respect to clause (i) above). If the Call Option is not exercised or the Call Option otherwise terminates, the Trustee will be required to exercise the Put Option described below.

               Immediately following the Settlement Date of the REPS, the "Callholder" will be ABN AMRO Bank N.V. (London Branch). Thereafter, the Callholder from time to time may assign all (but not less than all) its rights and obligations under the Call Option to a substitute Callholder, in each case without notice to or consent of the holders of the REPS but with notice to the Trustee (with a copy to the Principal Paying Agent).

               Put Option: If the Call Option is not exercised or the Call Option otherwise terminates, the Trustee will be obligated to exercise the right of the holders of the REPS to require the Company to purchase the REPS, in whole but not in part (the "Put Option"), on the Coupon Reset Date at a price equal to 100% of the principal amount thereof (the "Put Price"), plus accrued but unpaid interest to but excluding such Coupon Reset Date, such interest to be paid by the Company on the Coupon Reset Date to the holders of the REPS as of the most recent record date. If the Trustee exercises the Put Option, then the Company shall deliver the Put Price in immediately available funds to the Principal Paying Agent by no later than 3:00 p.m., London time (10:00 a.m., New York time), on the Coupon Reset Date, and the holders of the REPS will be required to deliver and will be deemed to have delivered the REPS to the Company against payment of the Put Price thereof on the Coupon Reset Date through the facilities of the Depositary. REPS that have been paid pursuant to the Put Option shall be canceled and no REPS may be issued in lieu of or in exchange therefor. By its purchase of REPS, each holder irrevocably agrees that the Trustee shall exercise the Put Option for or on behalf of such holder as provided herein. No holder of any REPS or any interest therein has the right to consent or object to the exercise of the Trustee's duties under the Put Option. If the Call Option is not exercised or otherwise terminates, the Put Option shall be deemed exercised by the Trustee without any requirement of notice to or consent of the Company or the holders of the REPS.

               The transactions described above will be executed on the Coupon Reset Date through the Depositary in accordance with the procedures of the Depositary and of the Euroclear Operator and Cedel Bank.

               Notice to Holders by Trustee: In anticipation of the required exercise of the Call Option or the Put Option on the Coupon Reset Date, the Trustee will notify the holders of the REPS, not less than 30 days nor more than 60 days prior to the Coupon Reset Date, that all REPS shall be delivered on the Coupon Reset Date through the facilities of the Depositary against payment of the Call Price by the Callholder under the Call Option or payment of the Put Price by the Company under the Put Option.

               Coupon Reset Process: In the event the Call Option has been exercised with respect to the REPS, the interest rate to be paid on the REPS from and including the Coupon Reset Date to but excluding the Maturity Date (provided that the Call Price has been paid) will be determined in accordance with the provisions described below (the "Coupon Reset Process"). The Company and the Calculation Agent will use reasonable efforts to complete the Coupon Reset Process in as timely a manner as possible.

               (a) No later than seven Business Days prior to the Coupon Reset Date, the Company will provide the Calculation Agent with (i) a list (the "Dealer List"), containing the names and addresses of three dealers, none of which shall be an affiliate of the Company, from which the Company wishes the Calculation Agent to obtain Bids for the purchase of the REPS and (ii) such other material as may reasonably be requested by the Calculation Agent to facilitate a successful Coupon Reset Process. For U.S. federal tax income purposes, the dealers will not be United States persons and will not act through a branch in the United States.

               (b) Within one Business Day following receipt by the Calculation Agent of the Dealer List, the Calculation Agent will provide to each dealer ( a "Dealer") on the Dealer List (i) a copy of the Pricing Supplement dated July 21, 1998, together with the Prospectus Supplement dated April 6, 1998 and Prospectus dated March 26, 1998, relating to the offering of the REPS (collectively, the "Pricing Supplement"), (ii) a copy of the form of REPS and (iii) a written request that each Dealer submit a Bid to the Calculation Agent by 2:30 p.m., London time, on the third Business Day prior to the Coupon Reset Date (the "Bid Date"). "Bid" means an irrevocable written offer given by a Dealer for the purchase of all of the REPS, settling on the Coupon Reset Date, and shall be quoted by such Dealer as a stated yield to maturity on the REPS ("Yield to Maturity"). Within one Business Day following receipt by the Calculation Agent of the Dealer List, each Dealer shall also be provided by the Calculation Agent with (i) the name of the Company, (ii) an estimate of the Purchase Price (which shall be stated as a U.K. Sterling amount and be calculated by the Calculation Agent in accordance with paragraph
(c) below), (iii) the principal amount and maturity of the REPS and (iv) the method by which interest will be calculated on the REPS.

               (c) The purchase price for the REPS in connection with the exercise of the Call Option (the "Purchase Price") shall be equal to (i) the principal amount of the outstanding REPS, plus (ii) a premium (the "REPS Premium") which shall be equal to the excess, if any, of (A) the discounted present value to the Coupon Reset Date of a bond with a maturity of August 3, 2011 which has an interest rate of 6.461% per annum, annual 30/360 interest payments on each August 3, commencing August 3, 2002 and a principal amount equal to the principal amount of the outstanding REPS, and assuming a discount rate equal to the Sterling Swap Rate over (B) the principal amount of the outstanding REPS. The "Sterling Swap Rate" means the annual 30/360 equivalent, as calculated by the Calculation Agent (see below), of the 10-year Sterling Swap Rate (mid-market, semi-annual, actual/365) on the Bid Date. The "10-year Sterling Swap Rate" will be calculated by the Calculation Agent and will be the arithmetic mean of the mid-market quotations on a 10-year
Sterling Swap obtained from five reference dealers in the Sterling Swap
Market at 2:00 p.m., London time, on the Bid Date, excluding the highest and the lowest rates from the calculation; provided that, if the Calculation Agent, using its best efforts, cannot obtain at least four such rates by 3:00 p.m., London time, then the Calculation Agent shall determine the 10-year Sterling Swap Rate using its best judgment and in good faith.
The annual 30/360 equivalent of the 10-year Sterling Swap Rate will be calculated by the Calculation Agent and will be equal to the product of 1)
100 and 2) the number represented by the following formula:


               ( 1 + 10-year Sterling Swap Rate )^2
               ( ------------------------------ )   - 1
               (              200               )


               (d) The Calculation Agent will provide written notice to the Company by 3:00 p.m., London time (10:00 a.m., New York time), on the Bid Date, setting forth (i) the names of each of the Dealers from whom the Calculation Agent received Bids on the Bid Date, (ii) the Bid submitted by each such Dealer and (iii) the Purchase Price as determined pursuant to paragraph (c) above. Except as provided below, the Calculation Agent will thereafter select from the Bids received the Bid with the lowest Yield to Maturity (the "Selected Bid"); provided, however, that (i) if the Calculation Agent has not received a Bid from a Dealer by 3:00 p.m., London time on the Bid Date, the Selected Bid shall be the lowest of all Bids received by such time, (ii) if any two or more of the lowest Bids submitted are equivalent, the Company shall in its sole discretion select any of such equivalent Bids (and such selected Bid shall be the Selected Bid) and (iii) the Callholder or any of its affiliates (so long as any such affiliate, for U.S. federal income tax purposes, is neither a (A) United States person nor a (B) foreign person acting through a branch, office, agent or permanent establishment in the United States) will have the right to match the Bid with the lowest Yield to Maturity, in which case such Bid shall be the Selected Bid. The Calculation Agent will set the Coupon Reset Rate equal to the interest rate that will amortize the REPS Premium fully over the term of the REPS at the Yield to Maturity indicated by the Selected Bid. The Calculation Agent will notify the Dealer that submitted the Selected Bid by 4:00 p.m., London time, on the Bid Date.

               (e) Immediately after calculating the Coupon Reset Rate for the REPS, the Calculation Agent will provide written notice to the Company and the Trustee, setting forth the Coupon Reset Rate. The Coupon Reset Rate for the REPS will be effective from and including the Coupon Reset Date to but excluding the Maturity Date.

               (f) Unless the Callholder or one of its affiliates submitted the Selected Bid, the Callholder will sell the REPS to the Dealer that made the Selected Bid at the Purchase Price, such sale to be settled on the Coupon Reset Date in immediately available funds.

The Calculation Agency Agreement provides that the Calculation Agent for the REPS may resign at any time as Calculation Agent, such resignation to be effective ten Business Days after the delivery to the Company and the Trustee of notice of such resignation. In such case, the Company may appoint a successor Calculation Agent for the REPS.

The Calculation Agent, in its individual capacity, may buy, sell, hold and deal in the REPS and may exercise any vote or join in any action which any holder of the REPS may be entitled to exercise or take as if it were not the Calculation Agent. The Calculation Agent, in its individual capacity, may also engage in any transaction with the Company as if it were not the Calculation Agent.

UNITED STATES FEDERAL TAXATION:

The terms of the REPS provide that the Company and all holders of the REPS agree to treat the REPS as maturing on the Coupon Reset Date for United States federal income tax purposes. A remarketing of the REPS after the Coupon Reset Date will comply with the limitations on offers, sales or delivery to United States persons or persons in the United States or its possessions pursuant to
Section 163(f)(2)(B) of the Internal Revenue Code of 1986, as amended, and applicable regulations. The investor should refer to the discussion under "United States Federal Taxation" in the accompanying Prospectus Summary.

PLAN OF DISTRIBUTION:

The Company has agreed to sell to the underwriters listed below (the "Underwriters"), and the Underwriters have severally agreed to purchase, the principal amount of REPS set forth opposite their respective names below at a net price of 99.771%. In addition, in consideration for the assignment of the Call Option, as described above, ABN AMRO Bank N.V. (London Branch) will pay to the Company, on the Settlement Date, an amount equal to 3.97% of the principal amount of the REPS. Consequently, the net proceeds to the Company will be 207,482,000, or 103.741% of the principal amount of the REPS.

                                                         Principal Amount of
                        Name                                     REPS
                        ----                             -------------------

     Morgan Stanley & Co. International Limited.....     Pound   188,000,000
     ABN AMRO Bank N.V..............................     Pound     3,000,000
     Barclays de Zoete Wedd Limited.................     Pound     3,000,000
     NatWest Capital Markets Limited
      (as agent for National Westminster Bank Plc)..     Pound     3,000,000
     Societe Generale...............................     Pound     3,000,000
                                                         -------------------
     Total..........................................     Pound   200,000,000
                                                         ===================

The REPS are a new issue of securities with no established trading market. While the Company has been advised by the Underwriters that the Underwriters intend to make a market in the REPS, the Underwriters are not obligated to do so. Thus, there can be no assurance as to whether there will be a secondary market in the REPS or if there were to be such a secondary market, whether such market would be liquid or illiquid.

In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the REPS. Specifically, the Underwriters may overallot in connection with the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, REPS in the open market to cover such syndicate short positions or stabilize the price of the REPS. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the REPS in the offering if the syndicate repurchases previously distributed REPS in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the REPS above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.